Exhibit 21.1

List of Subsidiaries

The Company owns 80% of the outstanding voting stock of the following subsidiary:

Subsidiary Name	Jurisdiction of Incorporation
Interlink Electronics, K.K.	Japan

The Company owns 100% of the outstanding voting stock of the following subsidiary:

Subsidiary Name	Jurisdiction of Incorporation
Interlink Electronics Asia Pacific Limited	Hong Kong